UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:
June 30, 2022

024-11579
(Commission File Number)

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Table of Contents

Caution Regarding Forward-Looking Statements
Business. 4
Item 1. Management Discussion and Analysis of Financial Condition and Results of Operations
Offering Results
Share Price Calculation
Distributions
Operating Results
Our Investments
Liquidity and Capital Resources
Outlook and Recent Trends
Method of Accounting
Item 2. Other Information
Item 3. Financial Statements
Balance Sheet
Statements of Operations
Statement of Change in Members Equity
Consolidated Statement of Cash Flow
Notes to Financial Statements
Note 1 - Organization, Operations and Summary of Significant Accounting Policies
Note 2 - Investments in Solar Energy Projects
Note 3 - Related Party Transactions
Note 4 - Risks and uncertainties
Note 5 - Members' Equity
Item 4. Exhibits

Part II

Caution Regarding Forward-Looking Statements

We make statements in this Semi-Annual Report on Form 1-SA ("Semi-Annual Report") that are forward-looking statements within the meaning of the federal securities laws. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

  Our ability to effectively deploy the proceeds raised in our offering (the "Offering");

  ability to attract and retain members to the online investment platform located at www.energea.com (the "Platform");

  risks associated with breaches of our data security;

  public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

  climate change and natural disasters that could adversely affect our Projects and our business;

  changes in economic conditions generally and the renewable energy and securities markets specifically;

  limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

  our failure to obtain necessary outside financing;

  risks associated with derivatives or hedging activity;

  intense competition in African renewable energy markets that may limit our ability to attract or retain energy offtakers;

  defaults on Lease Agreements;

  increased interest rates and operating costs;

  the risk associated with potential breach or expiration of a ground lease, if any;

  our failure to successfully operate or maintain the Projects;

  exposure to liability relating to environmental and health and safety matters;

  Projects to yield anticipated results;

  our level of debt and the terms and limitations imposed on us by our debt agreements;

  our ability to retain our executive officers and other key personnel of our Manager;

  the ability of our Manager to source, originate and service our loans;

  the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

  or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and Securities and Exchange Commission ("SEC") guidance related to Regulation A ("Regulation A") of the Securities Act of 1933, as amended (the "Securities Act"), or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"));

  changes in business conditions and the market value of our Projects, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

  our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

  our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

  changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, including, without limitation, the those named above and those named under "Risks of Investing" in the Offering Circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

Given The Risks and Uncertainties, Please Do Not Place Undue Reliance on Any Forward-Looking Statements.

Business

Energea Portfolio 3 Africa LLC ("Company") is a limited liability company, treated as a corporation for tax purposes, organized under the laws of Delaware. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager"). The Company was created to invest in the acquisition, development, and operations of solar energy projects in various countries in Africa (each a "Project"). The Projects will sell power and, in some cases, environmental commodities, to offtakers who purchase the electricity or the environmental commodities under long term contract (we collectively refer to offtakers of electricity and environmental commodities as "Customers").

Item 1. Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in our Annual Report which can be found here. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Caution Regarding Forward-Looking Statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022.

Offering Results

On July 1, 2021, the Company commenced its offering to the public of limited liability company interests denominated as Class A Investor Shares under Regulation A (the "Offering") and an Offering Circular dated April 9, 2021, as updated and amended from time to time (the "Offering Circular"). The Offering Circular is available through the SEC's EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company. We refer to the purchasers of Class A Investor Shares as "Investors".

We have offered, are offering, and may continue to offer up to $75 million in our Class A Investor Shares in our Offering in any rolling twelve-month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2022, we had raised total offering proceeds of $668,456 from settled subscriptions resulting from the sale of 626,022 Class A Investor Shares.

We expect to offer Class A Investor Shares in our Offering until we raise to the amount of capital needed to afford the capital expenses of all Projects approved by the Investment Committee. If we have fully-funded the cost of all Projects through the Offering, we will stop raising money until a new Project is approved for investment by the Investment Committee.

Share Price Calculation

The price for a Class A Investor Share in the Company is engineered to equalize Investors in response to differences between them that could arise from buying Class A Investor Shares at different times. For example, changes in the value of the Company and/or the Projects at different times could result from:

  investing in new Projects or selling Projects would change the projected cash flow for the Company;

  distributions received by earlier investors;

  changes in baseline assumptions like Project costs, expenses and/or changes in tax rates, electric rates or foreign exchange rates;

  aging Solar Lease Agreements (as revenues are harvested each month from the Customers, the remaining cash flow from a contract diminishes).

The share price algorithm is run on the Platform once per day and is based on actual performance data and projection data uploaded from financial models. To determine the share price for a Class A Investor Share of the Company, we compute an algorithm that resolves:

rIRR = pIRR

Where:

  rIRR = Realized IRR of all existing Class A Investor Shares;

  pIRR = Projected lifetime IRR of a hypothetical $1 investor at share price "x".

As of June 30, 2022, the price per Class A Share in the Company was $1.11.

Distributions

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on net income for the preceding month minus any amounts help back for reserves.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate. Below is a table depicting the distributions made from the company during the first half of 2022:

Distribution Date	Amount	Management Fees*	Carried Interest*
01/26/2022	$209.71	$0.00	$0.00
02/24/2022	$120.23	$206.30	$0.00
03/29/2022	$334.48	$0.00	$0.00
04/22/2022	$331.59	$0.00	$0.00
05/31/2022	$938.81	$91.78	$0.00
06/30/2022	$1,084.96	$0.00	$0.00
Total	$3,019.78	$298.08	$0.00
*Note: Energea reserves the right to reduce our fees and carry for any reason or to protect the desired cash yield to investors

Operating Results

For the semi-annual period ending June 30, 2022, the Company invested a total of $419,983 and has generated $2,806 in revenue.

As of June 30, 2022, the Company has assets totaling $601,958 on its balance sheet, including Projects currently owned by the Company valued at $419,983 and current assets of $181,975. Liabilities totaled $706. The resulting members' equity was $601,253.

Our Investments

To date, we have invested into five (5) Projects, each of which were described more fully in the Offering Circular and in various filings with the SEC since the date our Offering was qualified by the SEC (e.g. August 13, 2020).

Project Name	Amount Invested	% Ownership	Form 1-U
Spar Lulekani	$23,369	6.72%	Link
Nhimbi Fresh	$24,631	1.74%	Link
Anchor Foods	$109,334	100%	Link
CPOA Avondrust	$99,024	46.39%	Link
CPOA Trianon	$163,624	100%	Link
Total	$419,983

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from undistributed funds from our operations. As of June 30, 2022, the Company had $181,150 of cash on hand. As we continue to raise capital from the offering, we expect to continue to invest in and construct the CPOA Avondrust Project, CPOA Trianon Project and other Projects under review by the Investment Committee in 2022. To the extent that capital raised from the Offering is insufficient to construct the Projects, we may borrow additional capital from a Lender to make up the difference.

Outlook and Recent Trends

We expect the majority of the Projects to be located in South Africa for the foreseeable future. Thus, even though the mandate of the Company is to invest in Projects throughout Africa, we can simplify our outlook and discussion of recent trends by focusing on the South African market.

South Africa is facing challenges as it relates to the nation's infrastructure. Water and energy systems suffer from a lack of investment, corruption, and inadequate policy. The Projects that the Company owns play an important role in demonstrating the significant role that privately funded renewable energy projects can play in addressing these problems. South Africa has relied on coal as a primary source of electricity to date and the country (and the environment) are paying a steep price for that strategy from a geo-political, financial and infrastructural perspective. Coal is not sustainable, it is not clean, it is not cheap and there is not enough coal infrastructure to provide the country with adequate energy resources throughout the day.

South Africa needs renewable energy, specifically solar energy, in huge quantities, to overcome these challenges. Private companies and institutions are already seeking a solution to their own energy challenges and are turning to solar as an alternative to unreliable grid-based energy. We project this trend to continue for the next decade at least.

Other than the trends and factors that will impact the Company's success discussed in this Semi-Annual Report and in the "Risks of Investing," section of the Offering Circular, the Company is not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material adverse effect on our revenues, income from continuing operations, profitability, liquidity, or capital resources. We caution, however, that any of the items discussed in this Semi-Annual Report and in the Risks of Investing," section of the Offering Circular could have a material adverse impact.

Method of Accounting

The Company employs an accrual method of accounting.

Item 2. Other Information

During the six month period ending June 30, 2022, we have acquired the following projects.

Project Name	Form 1-U
CPOA Avondrust	Link
CPOA Trianon	Link

Item 3. Financial Statements

Balance Sheet

ENERGEA PORTFOLIO 3 AFRICA LLC
Balance Sheet

	June 30, 2022	December 31, 2021
	Unaudited	Audited
ASSETS
Current Assets:
Cash and equivalents	$ 181,150	$ 103,437
Accounts receivable	$ 826	$ 250
Total current assets	$ 181,975	$ 103,687

Property and equipment, net:
Projects in Operation	$ 157,334	$ 23,369
Projects under construction	$ 262,649	$ 133,965
Total Property and equipment, net	$ 419,983	$ 157,334

Other Assets:
Loans receivable	$ -	$ -

Total other assets	$ -	$ -

Total Assets	$ 601,958	$ 261,021

LIABILITIES AND MEMBER'S EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$ 206	$ 41,722
Due to related entity	$ 500	$ 61,027
Other current liabilities	$ -	$ -
Total current liabilities	$ 706	$ 102,749

Equity:
Contributions	$ 668,456	$ 219,199
Non-dividend distributions	$ (3,592)	$ (572)
Stock issuance cost	$ (37,250)	$ (37,250)
Net Income (Loss)	$ (26,361)	$ (23,105)
Total Members equity	$ 601,253	$ 158,271

Total Liabilities and Members Equity	$ 601,958	$ 261,021

Statements of Operations

ENERGEA PORTFOLIO 3 AFRICA LLC
Statements of Operations

	June 30, 2022	December 31, 2021
	Unaudited	Audited
REVENUES
	$ 2,806	$ 528
Total Income	$ 2,806	$ 528

PORTFOLIO OPERATING EXPENSES
Accounting	$ 5,000	$ 5,720
Taxes	$ 300	$ -
Other general and administrative expenses	$ 763	$ 17,913
Total Portfolio Operating Expenses	$ 6,063	$ 23,633

NET INCOME	$ (3,257)	$ (23,105)

Statement of Change in Members Equity

ENERGEA PORTFOLIO 3 AFRICA LLC
Statement of Change in Member's Equity

	Common Shares		Investor Shares
	Shares	Amount	Shares	Amount	Accumulated Deficit	Total Members' Equity

Members equity, March 11, 2021 (Inception)	$ -	$ -	$ -	$ -	$ -	$ -

Issuance of investor shares, net of issuance costs of $37,250		$ -	$ 211,367	$ 181,949	$ -	$ 181,949
Issuance of common shares	$ 1,000,000
Non-dividend distributions	$ -	$ -	$ -	$ (572)		$ (572)
Net loss	$ -	$ -	$ -		$ (23,105)	$ (23,105)

Members equity, December 31, 2021	$ 1,000,000	$ -	$ 211,367	$ 181,377	$ (23,105)	$ 158,272

Issuance of investor shares			$ 414,655	$ 449,257		$ 449,257
Non-dividend distributions				$ (3,020)		$ (3,020)
Net loss					$ (3,257)	$ (3,257)

Members equity, June 30, 2022			$ 626,022	$ 627,614	$ (26,362)	$ 601,253

Consolidated Statement of Cash Flow

ENERGEA PORTFOLIO 3 AFRICA LLC
Consolidated Statement of Cash Flow

	December 31, 2021	December 31, 2021
	Unaudited	Unaudited
Cash Flows from Operating Activities
Net Loss	$ (3,257)	$ (23,105)

Adjustments
Changes in Asset and Liabilities:
Accounts Receivable	$ (576)	$ (250)
Accounts payable	$ (41,516)	$ 41,722
Due to related entity	$ (60,527)	$ 61,027
Total Cash Flows from Operating Activities	$ (105,875)	$ 79,394

Cash Flows from Investing Activities
Investment in Projects	$ (262,649)	$ (157,334)
Total Cash Flows from Investing Activities	$ (262,649)	$ (157,334)

Cash Flows from Financing Activities
Member contributions	$ 449,257	$ 219,199
Stock Issuance Cost	$ -	$ (37,250)
Distributions	$ (3,020)	$ (572)
Total Cash Flows from Financing Activities	$ 446,237	$ 181,377

Increase (decrease) in cash	$ 77,713	$ 103,437
Cash at the beginning of the period	$ 103,437	$ -

Cash at the end of the period	$ 181,150	$ 103,437

Notes to Financial Statements

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and significant accounting policies

Energea Portfolio 3 Africa LLC is a Delaware Limited Liability Corporation (the "Company") formed to invest in a portfolio of solar energy projects in Africa. The Company is managed by Energea Global LLC (the "Manager"). The Company works in close cooperation with stakeholders, project hosts, industry partners and capital providers to produce best-in-class results. The Company commenced operations on March 11, 2021.

The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations have been, and will be, funded by the issuance of membership interests. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated a Regulation A Offering for the purpose of raising capital to fund ongoing project development activities. The Company is offering to sell equity interests designated as Investor Shares to the public for up to $75,000,000. The initial price of the Investor Shares sold in 2021 was $1.00. Through June 30, 2022, the Company has raised $631,206, net of $37,250 share issuance costs, from the offering.

In some cases, the company may purchase an entire project and in other cases, it may purchase fractional shares of a project through its relationship with The Sun Exchange (SA) Bewind Trust ("Sun-Ex") ("solar cells"). When we purchase solar cells of a project, the Company maintains control over the entire project through a series of negative covenants that give the Company control of financing, selling or replacing the asset manager of the entire project, even though the Company may only own a small portion of outstanding solar cells that comprise the project.

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Revenue recognition

Revenue is recognized when the Cash Available for Distributions ("CAFD") is received from the project trust.

Foreign Currency Exchange Transactions

Revenue is transacted in the local currency, South African Rand (R$), and are recorded in U.S. dollars translated using the average exchange rate for the period. Realized exchange gains and losses are netted against revenue on the accompanying statement of operations. Realized translation gains for the period ended June 30, 2022 were $0. Translation losses for the semi-annual period ended June 30, 2022 were $0.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

In connection with the preparation of the financial statements, the Company monitored and evaluated subsequent events and transactions through September 8, 2022, the date on which the financial statements were available to be issued. Since June 30, 2022, the Company has completed the construction of the CPOA Avandrust project and the CPOA Trianon project, both of which we expect will begin generating revenue in September, 2022.

Note 2 - Investments in Solar Energy Projects

On April 3, 2021, the Company entered into a cell owner agreement with Sun-Ex for 6.72% of the cell units in project SPR Lulekani for an aggregate purchase price of $23,369. The balance is carried at cost on the balance sheet.

On March 20, 2021, the Company entered into a cell owner agreement with Sun-Ex for 1.74% of the cell units in the project Nhimbe Fresh Packhouse & Cold Store for an aggregate purchase price of $24,631. The balance is carried at cost on the balance sheet.

On November 29, 2021, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in the project Anchor Foods for an aggregate purchase price of $109,334. The balance is carried at cost on the balance sheet.

On May 31, 2022, the Company entered into a cell owner agreement with Sun-Ex for 46.39% of the cell units in project CPOA Avondrust for an aggregate purchase price of $99,024. The balance is carried at cost on the balance sheet.

On June 2, 2022, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in project CPOA Trianon for an aggregate purchase price of $163,624. The balance is carried at cost on the balance sheet.

Note 3 - Related Party Transactions

The Company also has transactions between the Manager and sister companies from time to time. At June 30, 2022, the Company has $500 payable to the Manager as a reimbursement for startup costs, which is included in accounts payable on the accompanying balance sheet.

Note 4 - Risks and uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") as a pandemic. COVID-19 has caused significant disruption in the national and global economy. The Company's operating activities, liquidity, and cash flows may be affected by this global pandemic. While the disruption is currently expected to be temporary, there is uncertainty related to the duration. Therefore, while the Company expects this matter to impact the business, the related financial impact cannot be reasonably estimated at this time.

Note 5 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which, as of June 30, 2022, 1,000,000 are issued and outstanding. The shares represent membership interests in the Company.

Investor Shares

The Company authorized 19,000,000 investor shares, which as of June 30, 2022, 626,022 are issued and outstanding. The shares represent membership interests in the Company.

Item 4. Exhibits

Certificate of Formation **
Authorizing Resolution **
Form Investment Agreement **
Form Auto-Investing Agreement **
Form Auto-Reinvesting Agreement **
Operating Agreement **
Investment Services Agreement Between the Company and Sun Exchange **
Cell Owner Agreement Between the Company and the Trust **
Spar Lulekani Project **
Nhimbi Fresh Project **
Anchor Foods Project **
Change in Tax ID **
Change in Accountant **
CPOA Avondrust Project**
CPOA Trianon Project **

*Filed Herewith
**Filed Previously